The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement     SUBJECT TO COMPLETION         August 21, 2009

                     Pricing Supplement dated August _, 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                  $

                              Royal Bank of Canada

                              Buffered Bullish Digital Notes
                              Linked to the S&P 500(R) Index, due August 31,
                              2011


Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the Notes will not exceed 13.25% of their Principal Amount.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Reference Asset:           Standard and Poor's 500(R) Index

Bloomberg Ticker:          SPX

Currency:                  U.S. Dollars

Minimum Investment:        $1,000 and minimum denominations of $1,000 in excess
                           thereof (the "Principal Amount")

Pricing Date:              August 27, 2009

Issue Date:                August 31, 2009

CUSIP:                     78008HDR8

Valuation Date:            August 29, 2011

Digital Coupon:            13.25%

Payment at Maturity (if    The Payment at Maturity will be calculated as
held to maturity):         follows:

                           1. If, at maturity, the Percentage Change is positive, then the investor will receive an amount equal to:

                                Principal Amount + (Principal Amount x Digital
                                                    Coupon)

                           2. If, at maturity, the Percentage Change is negative, but not by more than the Buffer Percentage (between zero and -15%), then the Payment at Maturity will equal the Principal Amount of your Notes.

                           3. If, at maturity, the Percentage Change is negative, by more than the Buffer Percentage (-15.01% to -100%), then the Payment at Maturity will equal:

                           Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]


Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

                                      Final Level - Initial Level
                                      ---------------------------
                                              Initial Level

Initial Level:             The closing level of the Reference Asset on the
                           Pricing Date.

Final Level:               The closing level of the Reference Asset on the
                           Valuation Date.

Maximum Redemption         113.25%, the return on the Notes is capped subject to
Amount:                    the Digital Coupon.

Buffer Percentage:         15%

Buffer Level:              85% of the Initial Level

Maturity Date:             August 31, 2011, subject to extension for market and
                           other disruptions, as described in the product prospectus supplement.

Term:                      Two (2) Years

Principal at Risk:         The Notes are NOT principal protected. You may lose a
                           substantial portion of your Principal Amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:        By purchasing a note, each holder agrees (in the
                           absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.

                           For further discussion of the U.S. federal tax consequences applicable to the Notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the Notes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a Secondary Market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the Principal Amount of your Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt
                           Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on page p-2 of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The Notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                              Per Note          Total
                                                                              --------          -----
   Price to public......................................................            %       $
   Underwriting discounts and commission................................            %       $
   Proceeds to Royal Bank...............................................            %       $

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the Secondary Market price, if any Secondary Market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this preliminary pricing supplement, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $25.00 per $1,000 in Principal Amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 in Principal Amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the Notes priced on the date of this preliminary pricing supplement, the price of the Notes would also include a profit of $15.00 per $1,000 in Principal Amount of the notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $55.00 per $1,000 in Principal Amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 15% (Buffer Level is 85% of the Initial Level), a Digital Coupon of 13.25% and that no extraordinary event has occurred.

     Example 1 - Calculation of the Payment at Maturity where the Percentage Change is positive.

          Percentage Change:             5%
          Payment at Maturity:           At maturity, if the Percentage
                                         Change is positive, then the
                                         Payment at Maturity will equal the
                                         Principal Amount plus the Digital
                                         Coupon.

          On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,132.50, an 13.25% return on the Notes.


     Example 2 - Calculation of the Payment at Maturity where the Percentage Change is positive (and greater than the Digital Coupon).

          Percentage Change:            30%
          Payment at Maturity:          At maturity, if the Percentage Change is
                                        positive, then the Payment at Maturity
                                        will equal the Principal Amount plus the Digital Coupon, even though the
                                        Percentage Change is greater than the
                                        Digital Coupon.

          On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,132.50, an 13.25% return on the Notes.


     Example 3 - Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

          Percentage Change:            -12%
          Payment at Maturity:          At maturity, if the Percentage Change is
                                        negative BUT not by more than the Buffer
                                        Percentage, then the Payment at Maturity will equal the Principal Amount.

          On a $1,000 investment, a -12% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.


     Example 4 - Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

          Percentage Change:            -20%
          Payment at Maturity:          $1,000 + [$1,000 x (-20% + 15%)] =
                                        $1,000 - $50 = $950

          On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

     Please refer to the description of the Reference Asset on page PS-51 of the product prospectus supplement.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first and second quarters of 2009, as well as for the period from July 1, 2009 through August 20, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                                     S&P 500
                                   ('00 - '09)
                                 [CHART OMITTED]



    Period-           Period-End           High Intra-Day              Low Intra-Day            Period-End Closing
  Start Date             Date               Level of the                Level of the               Level of the
                                         Reference Asset in          Reference Asset in        Reference Asset in ($)
                                                ($)                         ($)
  ---------              ----                   ---                         ---                ----------------------
   1/1/2006            3/31/2006              1310.88                     1245.74                     1294.83
   4/1/2006            6/30/2006              1326.7                      1219.29                     1270.2
   7/1/2006            9/29/2006              1340.28                     1224.54                     1335.85
  9/30/2006           12/29/2006              1431.81                     1327.1                      1418.3

   1/1/2007            3/30/2007              1461.57                     1363.98                     1420.86
  3/31/2007            6/29/2007              1540.56                     1416.37                     1503.35
  6/30/2007            9/28/2007              1555.9                      1370.6                      1526.75
  9/29/2007           12/31/2007              1576.09                     1406.1                      1468.36

   1/1/2008            3/31/2008              1471.77                     1256.98                     1322.7
   4/1/2008            6/30/2008              1440.24                     1272                        1280
   7/1/2008            9/30/2008              1313.15                     1106.42                     1166.36
  10/1/2008           12/31/2008              1167.03                      741.02                      903.25

   1/1/2009            3/31/2009               943.85                      666.79                      797.87
   4/1/2009            6/22/2009               956.23                      783.32                      919.32
   7/1/2009            8/20/2009              1018                         869.32                     1007.37


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the Notes will be made against payment for the Notes on or about August 31, 2009, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as "T+2"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                        $
                                   [RBC LOGO]



                         Buffered Bullish Digital Notes
               Linked to the S&P 500(R) Index, due August 31, 2011




                                 August _, 2009